
SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH, D.C. 185 SECTION



SECURI ISSION

05040876

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3.23

SEC FILE NUMBER
8- 36364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-V Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 WALT WHITMAN ROAD, 3rd FL. (No. and Street)

MELVILLE (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC H. STOLTZ 516-222-9111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCOTT & GUILFOYLE, CPAs
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVE., SUITE 206 (Address) LAKE SUCCESS (City) NEW YORK (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE KAPLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-V CAPITAL CORP., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lawrence Kaplan
Signature

PRESIDENT
Title

2/28/05 Dolores [signature]
Notary Public

DOLORES GUGLIELMI
Notary Public, State of New York
No. 4999277, Suffolk County
Commission Expires 7/20/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT & GUILFOYLE
Certified Public Accountants
1981 MARCUS AVENUE, SUITE 206
LAKE SUCCESS, NEW YORK 11042

PAUL J. SCOTT, C.P.A.
RICHARD T. GUILFOYLE, C.P.A.

(516) 775-9600
FAX (516) 775-3621

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders of
G-V Capital Corp.

Gentlemen:

We have audited the accompanying balance sheet of G-V Capital Corp. (a New York corporation) as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-V Capital Corp. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 the Company entered a plea agreement on February 24, 2005 pursuant to which the Company will cease broker-dealer operations effective that date. The Company will also discontinue any operations and close as soon as practicable.



Lake Success, New York
February 8, 2005
(except for Note 6, as to which the date is February 25, 2005)

G-V CAPITAL CORP.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$ 13,909
Securities owned:	
Marketable, at market value	29,617
Not readily marketable, at estimated fair value	234,224
Loans receivable (net of allowance of $10,000)	7,000
Furniture and Equipment (net of accumulated depreciation of $33,137)	7,611
Other assets	3,300
Deposit	205,954
TOTAL ASSETS	$ 501,615

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	$ 1,600
Shareholders loans	18,236
TOTAL LIABILITIES	19,836
STOCKHOLDERS' EQUITY	
Common stock - no par value, 200 shares authorized, 150 shares issued and outstanding	30,000
Paid in capital	1,072,096
Retained earnings	(620,317)
TOTAL STOCKHOLDERS' EQUITY	481,779
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 501,615

The accompanying notes are an integral part of these financial statements.

G-V CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2004	150	$ 30,000	$ 530,094	$(169,846)	$ 390,248
Additional paid in capital	0	0	542,002	0	542,002
Net loss for the year ended December 31, 2004	0	0	0	(450,471)	(450,471)
Balance, December 31, 2004	150	$ 30,000	$1,072,096	$(620,317)	$ 481,779

The accompanying notes are an integral part of these financial statements.

G-V CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME	$ 10,004
OPERATING EXPENSES	
Consulting fees	13,403
Auto and local	5,756
Professional fees	562,822
Rent and utilities	4,687
Insurance and hospitalization	5,141
Regulatory fees	555
Administrative and miscellaneous expenses	845
Office and postage	1,049
Telephone	5,100
Depreciation	8,150
TOTAL	607,508
LOSS BEFORE OTHER INCOME	(597,504)
OTHER INCOME	
Dividends and interest	107
Unrealized appreciation - securities	147,324
Realized gains and losses - securities	(398)
TOTAL	147,033
NET LOSS	$(450,471)

The accompanying notes are an integral part of these financial statements.

G-V CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(450,471)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,150
Unrealized appreciation investments	(146,926)
Decrease in assets:	
Investments	272
Deposits	49,839
(Decrease) in liabilities:	
Accrued expenses	(51,500)
NET CASH USED BY OPERATING ACTIVITIES	(590,636)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(2,921)
Realized loss on sale of investments	(398)
NET CASH (USED) BY INVESTING ACTIVITIES	(3,319)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital	542,002
NET CASH PROVIDED BY FINANCING ACTIVITIES	542,002
NET DECREASE IN CASH	(51,953)
CASH - BEGINNING OF YEAR	65,862
CASH - END OF YEAR	$ 13,909

Supplemental cash flow information:

Income taxes paid	$ 650

The accompanying notes are an integral part of these financial statements.

G-V CAPITAL CORP.
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL	
Total stockholder's equity	$ 481,779
Less: non-allowable assets	458,089
Tentative net capital	23,690
Less: haircuts	592
Net capital	23,098
Minimum net capital requirement	5,000
Excess net capital	$ 18,098
Aggregate indebtedness	$ 19,836
Computation of basic net capital requirement: Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,322
Minimum net capital requirement	$ 5,000
Percentage of aggregate indebtedness to net capital	86%

Reconciliation with the Company's computation (included in Part IIA of Focus X-17A-5 as of December 31, 2004:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 24,761
Net capital per above	23,098
Difference	$ 1,663

The difference between audited net capital and net capital as reported in the Focus Report is due mainly to additional accrued expenses.

Computation of determination of reserve requirement under Rule 15c-3 of the Securities & Exchange Commission

Exempt under Rule 15c3-3(k)(2)(i)

Information relating to possession or control requirements under Rule 15c3-3 of the Securities & Exchange Commission

Exempt under Rule 15c3-3(k)(2)(ii)

See independent auditor's report.

G-V CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company is registered with the National Association of Securities Dealers and the Securities and Exchange Commission as a broker/dealer. The Company has agreed with the National Association of Security Dealers to limit its activities to underwriting registered corporate debt and equity securities, retailing mutual funds, selling tax shelters and limited partnerships and to the private placement of corporate debt and equity securities and to corporate finance activities which include the rendering of financial advice involving investments, negotiations, divestitures, mergers, acquisitions, leveraged buyouts and other similar transactions.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders. elected to have its income taxed under Section 1372 of the Internal Revenue Service Code which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Consequently, no provision or liability for federal income taxes is reflected in these financial statements.

Furniture, Fixtures and Equipment

All furniture, fixtures and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight line method. Depreciation for the year was $8,150.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents are considered to be all unrestricted highly liquid investments with maturities of three months or less at the time of acquisition.

NOTE 2: LOAN RECEIVABLE

The Company has advanced a company for which they had done work, the sum of $17,000. There is no agreement as to when the repayment will occur. The loan is to be repaid without interest. The Company has recorded an allowance against this loan in the amount of $10,000.

G-V CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 3: INVESTMENTS IN SECURITIES

Marketable securities owned consist of investment securities at market values as follows:

Shares	Security	Cost	Market
29,617	Federated Prime Cash Series MMF	$ 29,617	$ 29,167

Securities not readily marketable include investment securities for which (a) there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2004, these securities at estimated fair values consist of the following:

Shares	Security	Cost	Market
40,768	Metalico, Inc.	$120,000	$ 224,224
14,350	Rezconnect.com (Etravnet.com) Inc warrants	0	0
100,000	Color Imaging warrants	10,000	10,000
		$130,000	$ 234,224

Unrealized gains or losses are recorded in the income statement. Realized gains or losses are calculated using original cost and the sales price.

NOTE 4: RELATED PARTY

The Company has received interest free advances from the shareholder in the amount of $18,236. There is no agreement as to how or when repayment will occur.

The sole shareholder of the Company is also in the process of relinquishing licenses permitting him to function in the capacity of a broker-dealer or underwriter.

NOTE 5: COMMITMENTS

The Company leases office space on a month-to-month basis. The rent paid for the year was $4,687.

NOTE 6: REGULATORY ACTIONS

Pursuant to a plea agreement dated January 25, 2005, on February 24, 2005, the Company pled guilty to a four count information alleging conspiracy to commit securities and wire fraud, and securities fraud. The Company will be sentenced on April 21, 2005. The Company intends to cease broker-dealer operations as of February 25, 2005 and to surrender its broker-dealer license. The Company plans on discontinuing all business and will cease all operations as soon as practicable.

SCOTT & GUILFOYLE
Certified Public Accountants
1981 MARCUS AVENUE, SUITE 206
LAKE SUCCESS, NEW YORK 11042
PAUL J. SCOTT, C.P.A.
RICHARD T. GUILFOYLE, C.P.A.
(516) 775-9600
FAX (516) 775-3621

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors and Stockholders of
G-V Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of G-V Capital Corp. (the Company) for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding.

Because of inherent limitation in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplishes the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Lake Success, New York
February 8, 2005